December 26, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Webb, Reviewing Accountant
Angela Crane, Accounting Branch Chief
Andri Boerman, Staff Accountant

Re:	Nanogen, Inc.

Form 10-K for the year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the quarter ended September 30, 2007

Filed November 9, 2007

File No. 000-23541

Ladies and Gentlemen:

We submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in Jay Webb’s letter dated December 3, 2007 with respect to the Company’s Form 10-K for the year ended December 31, 2006, and Form 10-Q for the quarter ended September 30, 2007, File No. 000-23541 (“Form 10-K” and “Form 10-Q”).

As we believe in providing high quality and insightful financial disclosures to our investors, we look forward to addressing and resolving your comments in order to ensure compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Jay Webb’s letter immediately preceding our response thereto.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

Form 10-K for the fiscal year ended December 31, 2006

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 44

Cost and Expenses, page 46

1.	We note that in December 2006, you determined that the inventory reserve as originally recorded exceeded the carrying value of the related inventory and as such, you reversed the reserve related to your first generation instrument by approximately $0.8 million. Please tell us and revise your future filings to clearly disclose how your inventory valuation policies comply with SAB 100 and Chapter 4 of ARB 43.

Response:

Our inventory valuation policies comply with the guidance in SAB 100 and Chapter 4 of ARB 43. Specifically, it is our policy to evaluate the value of our inventory at least quarterly and state inventory at the lower of cost or market. In the case of inventory which has been written down at the close of a fiscal period, such reduced amount is considered the cost for subsequent accounting purposes and subsequently is not marked up based on changes in underlying facts and circumstances.

The $0.8 million adjustment recorded in December 2006 was not recorded to reflect an increased market value of inventory that was previously impaired. Instead, this entry was made to correct a clerical error that was identified during our December 2006 financial statement close process. As a result of a series of impairments recorded on our first generation instrument, the net carrying value of these instruments was inadvertently reduced to a negative balance of $0.8 million in 2004. We recorded an adjustment in 2006 to decrease the inventory allowance and increase the net book value of these instruments to $0. Based on our qualitative and quantitative assessment of this error, in which we followed the process in SAB 99, and with the appropriate application of SAB 108, we determined that this error was not material.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

In future filings we will include the following disclosure to more clearly state our inventory valuation policy:

“Inventories are generally stated at the lower of cost or market. Inventories include materials, labor, and overhead costs. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include decline in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues.”

“As we record provisions within cost of sales to increase inventory valuation reserves, we establish a new, lower cost basis for the inventory. We do not increase this new cost basis for subsequent changes in facts or circumstances. Once we establish a reserve for an inventory item, we only relieve the reserve upon the subsequent use or disposal of the item.”

Consolidated Statements of Cash Flows, page F-8

2.	We note that the effect of exchange rate changes of $(840,000), $(58,000) for the years ended December 31, 2006 and 2005, respectively, is the same as your foreign currency translation adjustments on your consolidated statements of stockholders’ equity in the corresponding years. Please note that a statement for cash flows of an enterprise with foreign currency transactions or foreign operations shall report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Refer to paragraph 25 of SFAS 95 and please explain to us why the exchange rate changes on the consolidated statements of cash flows are same as the foreign currency translation adjustments on your consolidated statements of stockholders’ equity. Please revise any future filings if necessary.

Response:

Paragraph 25 of SFAS 95 states that foreign currency transactions of foreign operations shall report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows; however, Paragraph 12 of FASB Statement No 52, Foreign Currency Translation, acknowledges the general impracticality of translating revenues, expenses, gains and losses at the exchange rates on dates they are recognized and permits an appropriately weighted average exchange rate for the period to be used to translate those elements. Based on this guidance, we had elected to apply average exchange rates. We believe using the average exchange rates is appropriate as the cash flows relating to these elements of our business do not vary significantly from quarter to quarter and therefore average rates would not yield significantly different results than the use of current rates. The reason the exchange rate changes on the consolidated statements of cash flows are the same as the foreign currency translation adjustments on our consolidated statements of stockholder’s equity is that we performed the cash flow analysis at a consolidated level, after the foreign currencies at our subsidiaries had been converted to US Dollars. Upon further review, we have determined that it would have been more appropriate to do the cash flow analysis on an entity-by-entity basis in the local currency before converting to US Dollars, and then combine the cash flows. Although our historical method was not correct, this error did not create a material difference to our cash flow statement. We will revise future filings to reflect the appropriate application of SFAS 95.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

Note 1. Organization, page F-9

Variable Interest Entities, page F-9

3.	We note that in a series of investments from July 2005 to June 2006 you purchased $3.0 million in equity of Jurilab Ltd (Jurilab) and you determined that you are required to include Jurilab’s assets and liabilities in your consolidated financials statement under FIN 46(R). You also stated that you maximum loss is limited to your $3 million investment. Please respond to the following:

•

It is unclear to us how you accounted for noncontrolling interest of Jurilab. Paragraph 22 of FIN 46(R) states that after the initial measurement, the assets, the liabilities, and noncontrolling interests of a consolidated variable interest entity shall be accounted for in consolidated financial statements as if the entity were consolidated based on voting interests. Please explain to us in greater detail about your process of consolidating Jurilab and specifically demonstrate to us (via references to the applicable sections of the literature that support your conclusions) how your accounting policy is compliant with the guidance in FIN 46 (R).

Response:

Upon our initial investment in Jurilab in July 2005 we determined that Jurilab was a variable interest entity and that we were Jurilab’s primary beneficiary under FIN 46(R). Upon our consolidation of Jurilab, its liabilities exceeded its assets by approximately $6.9 million. As of the initial consolidation date, Jurilab was in a capital deficit position; Jurilab could not require funding from its existing shareholders. Based upon Accounting Research Bulletin No. 51, Paragraph 15, in cases where the losses that would otherwise be applicable to the minority interest exceed the amount of equity capital, all losses should be charged to the majority holder. As such, we have consolidated 100% of the losses of Jurilab since the inception of our initial investment in Jurilab in July 2005.

•

Please tell us how your statement that the maximum loss is limited to $3.0 million is correct in light of the disclosure at page 12 of your September 30, 2007 Form 10-Q which indicate you recorded losses of $5.8 million in excess of your initial $3 million investment.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

Response:

The statement that the maximum loss was limited to $3.0 million could have been more clearly articulated to indicate that the cash investment at risk was limited to our $3.0 million investment even though the losses of Jurilab included in our consolidated statements operations could exceed our $3.0 million investment. Page F-37 of our Form 10-K for the year ended December 31, 2006 does disclose that Jurilab’s creditors have no recourse against us in excess of our $3.0 million investment in Jurilab, but that Jurilab’s losses reflected in our statements of operations exceed that amount.

We will eliminate the reference to “maximum exposure to loss” in future filings to eliminate confusion.

•

In this regard, we note, “acquired capital deficit in variable interest entity” in the amount of $(6,856,000) and $(517,000) in 2006 and 2005, respectively on your consolidated statements of equity. Please explain to us the nature of these items and why your accounting for and presentation of them in your financial statements is appropriate, citing the accounting literature you relied upon to support your accounting.

Response:

According to Paragraph 18 of FIN 46, “…the primary beneficiary to a variable interest entity shall initially measure the assets, liabilities, and noncontrolling interests of the newly consolidated entity at their fair values at the date the enterprise first becomes the primary beneficiary.” According to Paragraph 21 of FIN 46, “The excess, if any, of (a) the sum of the fair value of consideration paid, (b) the reported amount of any previously held interests, and (c) the fair value of the newly consolidated liabilities and noncontrolling interests over (1) the fair value of the newly consolidated identifiable assets and (2) the reported amount of identifiable assets transferred by the primary beneficiary to the variable interest entity shall be reported in the period in which the enterprise becomes the primary beneficiary as: a. Goodwill, if the variable interest entity is a business…”

Based upon the characteristics of Jurilab, we concluded that Jurilab met the definition of a business. At the time of our investment, they had their own facility, management and research personnel, had secured some debt financing and had commenced research and development activities on clinical targets. Upon consolidation of Jurilab in our financial statements in July 2005, the assets and liabilities of Jurilab were recorded in our consolidated financial statements at their book value, which we believe approximated their fair value. At the date of this initial consolidation, the liabilities of Jurilab exceeded the assets of Jurilab by approximately $6,856,000 and the majority of the liabilities of Jurilab were related to certain types of debt due to the Finnish Government or to entities owned by the Finnish government. The terms of this debt are unusual in that the debt is not required to be repaid unless the products that were funded by the proceeds of the debt generated income for Jurilab.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

Due to the unique terms of the debt of Jurilab, and the possibility that the debt may not be required to be repaid, we did not deem it appropriate to record goodwill in our consolidated financial statements for the excess of the sum of the fair value of consideration paid and the fair value of the newly consolidated liabilities and noncontrolling interests over the fair value of the newly consolidated identifiable assets and the reported amount of identifiable assets transferred by us to Jurilab. Also, we did not believe that it would be appropriate to reduce the amount of the debt being recorded in the consolidated financial statements as the debt may be required to be paid in full to the Finnish Government, even though at the time of initial consolidation, such repayment was not assured. We believed that the most transparent treatment would be to consolidate the liabilities of Jurilab at the amounts that were included in the financial statements of Jurilab and which may be required to be repaid and to record a debit to equity for the sum of the fair value of consideration paid and the fair value of the newly consolidated liabilities and noncontrolling interests over the fair value of the newly consolidated identifiable assets and the reported amount of identifiable assets transferred by us to Jurilab. The amount which was included in acquired deficit approximated the amount of debt that was contingently repayable based upon the results of the research.

Had goodwill been recorded rather than the acquired deficit as equity as discussed in the paragraph above, there would have been no difference in the ultimate accounting for the variable interest entity. Upon the additional equity investment in Jurilab in 2007 by a new investor which resulted in a reconsideration of our position that we qualified as a primary beneficiary under FIN 46 (R), and upon the resulting deconsolidation of Jurilab from our consolidated financial statements in July of 2007, the effect on our consolidated statement of operations of the deconsolidation of Jurilab in July of 2007 would have been the same regardless of whether goodwill or equity had been recorded upon initial consolidation.

In 2006, we identified that approximately $517,000 of debt of Jurilab had been classified inappropriately as equity upon the consolidation of Jurilab in July of 2005. As such, we recorded an adjustment in 2006 to increase the debt obligation of the variable interest entity by $517,000 and to increase the initial capital deficit of consolidated variable interest entity, net by $517,000.

•

Finally, we see from disclosures in your September 30, 2007 Form 10-Q that an additional equity investment in July 2007 by a new investor resulted in a reconsideration of your position that you qualified as a primary beneficiary under FIN 46 (R), that based on this reconsideration event you no longer believe you are a primary beneficiary and that you no longer consolidate Jurilab’s financial statements. Please explain to us in detail why consolidating Jurilab is no longer required under FIN 46 (R) or other GAAP (via references to the applicable sections of the literature that support your conclusions).

Response:

According to Paragraph 15 of FIN 46, “An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

interest entity.” In July 2007, an unrelated party (“New Investor”) purchased stock in Jurilab for cash. In order to encourage the New Investor to fund Jurilab, we agreed to forego our right to purchase the remaining portion of Jurilab from other stockholders at certain not-to-exceed prices. As such, in July 2007, we reconsidered whether we continued to be the primary beneficiary of Jurilab.

In our July 2007 analysis, we considered the following factors in determining whether we continued to be the primary beneficiary of Juriab. We determined that we would not absorb the majority of Jurilab’s expected losses or expected residual returns and therefore should no longer be considered the primary beneficiary of Jurilab. As such, we deconsolidated Jurilab in July of 2007. The factors considered in analyzing of whether we were the primary beneficiary of Jurilab as of July 2007 include:

•

In connection with the Jurilab stock purchase by the New Investor, we agreed to forego our right to purchase the remaining portion of Jurilab at certain not-to-exceed prices. This right to purchase the remaining portion of Jurilab at certain not-to-exceed prices was a significant factor in our determination that we were the primary beneficiary of Jurilab in July of 2005.

•

Also, in order to encourage the New Investor to fund Jurilab, we agreed to give up one of our two Board seats on a four person Board. Specifically, the seat we gave to the new investor was the Chairman seat. Under Finnish corporate law, when there was a tie-vote on a Board action, the Chairman’s vote became the deciding vote. As a result, we went from effective control of the Board prior to the New Investor, to simple Board representation.

•

The cash we invested in Jurilab had been completely utilized in prior periods to fund Jurilab’s operations. Subsequent to July 2007, Jurilab was operating on cash received in the form of loans from the Finnish government prior to the funding from the New Investor.

•	We do not have an obligation to fund any additional equity, or settle any of the obligations of Jurilab.

•	Our ownership percentage of Jurilab declined from approximately 29.7% to 25.1% as a result of the purchase of Jurilab stock by the New Investor.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

Note 2. Summary of Significant Accounting Policies, page F-10

Goodwill and Other Intangible Assets, page F-11

4.	We note that your goodwill has been subjected to annual review for indicator of impairment and, during your annual review of impairment in 2006 there were no material events or changes in circumstances to indicate that the carrying amount of your goodwill might not be recoverable. Please note that goodwill of a reporting unit shall be tested for impairment on an annual basis. Also note that goodwill of a reporting unit shall be tested to impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Refer to paragraphs 26 and 28 of SFAS 142. Further note that recognition and measurement of an impairment loss should be performed in accordance with paragraphs 19-22 of SFAS 142.

Please explain to us how your accounting policy is compliance with paragraph 26 and 28 and 19-22 of SFAS 142. Otherwise, please tell us the result of your goodwill impairment test in 2006 and revise your accounting policy disclosure in your future filings as necessary to address the concerns outlined in our comment.

Response:

In conformity with SFAS 142 paragraph 26, we perform annual tests of our goodwill for impairment using an independent third party to assist us with the performance of the valuation analysis. We review the assumptions, calculations and conclusions of this valuation analysis for accuracy and reasonableness. Based upon our 2006 annual goodwill impairment test, no impairment of goodwill was recorded. In addition, in conformity with SFAS 142, Paragraph 28, goodwill of our reporting units is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Each quarter we consider and document any events that have occurred or circumstances that have changed to assess if they would more likely than not reduce the fair value of a reporting unit below its carrying value. To the extent this occurs, we would conduct a detailed test of goodwill during that interim period.

In future filings we will improve our disclosure to better document our policies for testing goodwill more frequently than on an annual basis if events or circumstances arise that suggest goodwill may be impaired prior to the regularly scheduled annual review.

In future filings we will include the following disclosure of our accounting policy:

“Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company tests goodwill for impairment on an annual basis in the fourth quarter or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.”

Note 5. Commitments and Contingencies, page F-25

Assigned Royalty Interest, page F-25

5.	We see that in September 2006 you entered into an agreement to assign certain rights associated with your Applied Biosystems, Inc. (“Applied Biosystems”) royalty agreement from the period of July 2006 through December 2011 to Drug Royalty Trust (“DRT”) for an upfront payment of $20 million. We also see under the agreement, you have guaranteed minimum royalty payments from Applied Biosystems to DRT and note if the royalty payments fall below certain minimums in a given fiscal year, you are required to pay cash to DRT for the difference between the actual royalty payments from Applied Biosystems and the minimums. In addition, if royalty payments from Applied Biosystems are above certain thresholds for a given calendar year you will receive, in cash, a certain percentage of the amount above the threshold. Please tell us the business purpose for the referenced DRT transaction. Tell us and revise your future filings to disclose the actual or expected economic risks and benefits to you. Also, please explain to us and revise your future filings to disclose how you accounted for and presented this transaction in your financial statements, citing the accounting literature you relied upon to support your accounting.

Response:

In September 2006 we entered into the agreement (“Assignment Agreement”) with Drug Royalty Trust (“DRT”) to assign certain of our rights associated with the future royalty stream under our license agreement with Applied Biosystems, Inc. (“ABI”) in exchange for an upfront payment of cash from DRT totaling $20 million. During the term of the Assignment Agreement, if the annual royalties generated by the ABI license agreement and paid to DRT fall below minimum amounts specified in the Assignment Agreement, we agree to pay DRT the difference between the annual royalties paid to DRT and these minimum amounts. The specific business purpose and economic benefit of this transaction were to obtain additional cash to help fund our operations. We have experienced negative operating cash flow since the inception of our operations and needed to obtain additional financing. We believe that this source of funding, which was non-dilutive to our existing stockholders, was the best way by which we could access the cash needed to finance our business at that time. Our ability to obtain non-dilutive

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

financing was economically beneficial to us and our existing stockholders. The economic risk to us is primarily one of opportunity cost. We have monetized a royalty stream today based on estimated future cash flows. To the extent the actual cash flows are higher than we anticipated we lose some of the future cash flow benefits associated with the increased royalty. To help minimize this opportunity cost, we were able to negotiate a formula whereby we can share the cash flow from the royalty stream if such amounts are above a certain threshold on an annual basis. In addition, we have disclosed under the “Risk Factors” sections in our Form 10-K and Form 10-Q, specific and detailed risks relating to the DRT agreement, including the reduction of the ABI royalty stream, failure to make minimum payment and the early termination of the ABI license agreement.

We have accounted for this transaction as secured debt because the ownership of the underlying asset (the Patent) has not been transferred or sold, and if ABI terminated the license agreement, we would still be obligated to make the minimum payments to DRT in accordance with the Assignment Agreement. We recorded a liability for the $20 million of cash received upon the inception of the Assignment Agreement. We allocate payments made to DRT between interest and principal reduction using the effective interest rate based upon the total minimum payments due to DRT over the term of the Assignment Agreement.

As a result of our ownership of the patent underlying the royalty stream from ABI, we recognize all royalty payments received from ABI as revenue. Any royalties received by us from ABI in excess of the minimum amounts due to DRT under the Assignment Agreement, less any amounts we contractually have a right to share with DRT under the Assignment Agreement, are recorded as interest expense.

We will revise future filings to disclose or update the actual or expected economic risks and benefits to us. Also, we will revise our future filings to more fully disclose how we accounted for and presented this transaction in our financial statements.

Shares Reserved for Future Issuance, page F-32

6.	We note that you have total of 2,157,042 warrants outstanding with various warrant holders at December 31, 2006. Please revise future filing to disclose the terms of these warrants as well as how you valued and accounted for them.

Response:

In response to Staff’s comments we will revise future filings to include the following disclosure related to the terms of the warrants and our valuation and accounting for them:

“We evaluated the application of SFAS 133 and EITF 00-19 for all of our warrants, and it was determined that certain of the warrants to purchase common stock issued by the company were derivatives that we are required to account for as free-standing derivative instruments under GAAP. According to the guidance in EITF 00-19, contracts requiring net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. In addition, application of EITF 00-19 requires that all contracts be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required settlement method.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

We have determined that of the 2,157,042 shares reserved for future issuances related to warrants outstanding, warrants for 388,321 shares contain a provision that may require net cash settlement in the event of a change of control. Accordingly, these shares were classified as liabilities on our balance sheet and valued at each fiscal period end date using the Black-Scholes valuation model.”

Form 10-Q for the Quarter Ended September 30, 2007

Condensed Consolidated Statements of Cash Flows, page 5

7.	We note that you had proceeds from the conversion of restricted cash to cash in your investing activities. Please explain to us the nature and circumstances of this item and tell us why your classification of this item as investing activities is in accordance with GAAP. Please cite the accounting literature which you relied on to support your accounting.

Response:

The restricted cash activity included in our condensed consolidated statements of cash flows resulted from various transactions including: debt financing, deconsolidation of Jurilab, letters of credit, and facility rent deposits. The two most significant restricted cash activities in 2007 were an increase of $7.3 million in restricted cash related to the use of $7.3 million of the $20 million gross proceeds from our convertible debt offering for the purchase of a restricted cash instrument, offset by a reduction of $2.1 million in restricted cash related to the deconsolidation of Jurilab.

In general, our restricted cash is held in the form of interest bearing investment grade securities with maturities that approximate the terms of the underlying restriction. Based on guidance provided by FASB Statements No. 95 and 102 we believe that restricted cash, held in the form of investments, and reported on the balance sheet as noncurrent assets should be treated similar to other noncurrent assets, such as short-term investments and fixed assets, for purposes of the statement of cash flows. Paragraph 24 of Statement 95 recognizes that certain cash receipts and payments may have aspects of more than one category of cash flow. Although one could look to the underlying operational cause of the restricted cash, such as the portion of cash flow activity related to our debt financing or activities related to facility rent deposits, we believe that having restricted cash changes disclosed in multiple sections of the cash flow statement would be confusing as the three categories of the cash flow statement are not mutually exclusive as noted in Paragraph 86 of Statement 95. For example, our debt financing was completed as two transactions which we recorded gross in the statement of cash flows: as a debt financing in which we received $20 million, and then a purchase of a $7.3 million investment underlying the restricted cash. As a result, we have focused on the fact that the restricted cash is a noncurrent asset held in the legal form of a restricted investment. For this reason, we believe the most appropriate classification of restricted cash on the cash flow statement is in the investing activities section.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

8.	We see you have cash flows from factoring receivables. Please tell us and revise future filings to disclose the nature of such transaction and your accounting policy for them. Please specifically address the impact of SFAS 140 on you in your response.

Response:

Our subsidiary in Italy has receivable balances outstanding with various governmental healthcare agencies in that country. The customary collection cycle for these types of receivables is significantly longer than we experience with other trade receivables. In order to accelerate the cash flows related to our Italian sales, a credit line was obtained using accounts receivables as collateral for amounts borrowed until such accounts receivables are collected.

Based on the guidance provided in Paragraph 237 of SFAS 140, we believe we have appropriately maintained the receivables on our books, and recorded the cash received from the receivable line as debt. We retain control over the receivables, including the associated collection process and related collection risk, therefore we maintain the receivables on our balance sheet. Although the bank is a secured party, it is not able to sell or otherwise generate cash flow directly from our receivables. We have recorded advances made under the credit line on our balance sheet on the line item entitled “current portion of debt obligations.” It is considered current as we are to repay the advance when the receivable is collected. The typical collection occurs in less than one year.

In our future filings, we will revise our disclosure in cash flow statements to replace the term “Proceeds from factoring receivables” to read “Proceeds from receivable financing” to more appropriately capture the essence of the transactions and cash flows.

Notes to Consolidated Financial Statements, page 6

Note 3, Exit of Micro Array Business, page 10

9.	Please explain to us the facts and circumstances about this exit plan in greater detail, tell us how you accounted for this plan and how your accounting is compliant with SFAS 146. Specifically tell us how SFAS 144 impacts your required accounting and disclosure for the transaction. Please revise you future filings as necessary to address our concerns.

Response:

On September 17, 2007, we announced that we were evaluating strategic alternatives for our micro array business as part of a plan to achieve profitability. We retained an investment banker to assist in the evaluation of alternatives which included a sale, partnering or closure of the array business. As of September 30, 2007, there had been no offers to purchase the micro array business and it remained uncertain whether it would be sold, or if a partner would be found, or if it would be shut down.

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

In accordance with SFAS 144, we have reviewed assets associated with the micro array business for impairment since the expectation was that the asset group would be sold or otherwise disposed of. We performed a valuation analysis of inventory, fixed assets, and intangibles related to the micro array business. Because of the uncertainty in the ultimate outcome, we used a probability weighted model to estimate the amount of the impairment. The model weighted three outcomes: a shutdown, a discounted sale, and a sale at or above carrying value.

As a result of the analysis, the following impairment charges were recorded: $4.6 million related to inventory, $1.7 million related to fixed assets, and $319,000 related to intangible assets.

On September 17, 2007, in connection with our announcement of our evaluation of strategic alternatives for our micro array business, we announced a reduction in force. For one employee identified in the reduction in force, the employee had an existing involuntary termination benefit agreement in place, and therefore this employee’s termination benefits were accrued in September 2007 when the recognition provisions of FAS 112 were met. For all other employees affected by the reduction in force, we determined that in September 2007 we had met the criteria under FAS 146 for establishing a one-time benefit arrangement as management with the requisite authority had approved the reduction in force plan, the plan identified the employees to be terminated and the expected completion dates, the plan included terms of the benefit arrangement, including the benefits employees would receive in sufficient detail to enable employees to determine the type and amounts of benefits that they would receive, and we believed that actions required to complete the plan indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. We also determined that, other than for the single employee discussed above, the benefits to be provided under our reduction in force plan did not represent a revision to any ongoing arrangements that were not limited to the reduction in force plan.

For employees that were terminated under the reduction in force plan, we recorded approximately $335,000 of termination benefits during the quarter ended September 30, 2007. No significant contract termination costs were recorded in the third quarter of 2007 under FAS 146 as we did not incur any costs to terminate any contracts before the end of their terms, nor did we identify any significant costs that would continue to be incurred under a contract for its remaining term without economic benefit to us.

*****

Division of Corporation Finance

Securities and Exchange Commission

December 26, 2007

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (858) 410-4771.

Sincerely,

/s/ Robert Saltmarsh
Mr. Robert Saltmarsh,
Chief Financial Officer, Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.

Morgan, Lewis & Bockius LLP